UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Rich Cigars, Inc.

Florida

(State or other jurisdiction of incorporation or organization)

000-55788 (Commission File Number)	46-3289369 (IRS Employer Identification Number)

3001 North Rocky Point East, Suite 200 Tampa, FL 33607
(Address of principal executive offices)

(813) 218-4652
(Issuer’s telephone number)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Rich Cigars, Inc.

3001 North Rocky Point East, Suite 200

Tampa, FL 33607

INFORMATION STATEMENT

General

Rich Cigars, Inc. (the “Company” or “Registrant”) is mailing this information statement on Schedule 14F-1 (the "Information Statement") on or about December 12, 2017, to the holders of record of shares of its stock as of the close of business on November 30, 2017 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 there under.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this Information Statement in connection with a transaction that occurred on November 27, 2017. The Board of Directors of Rich Cigars, Inc. (the "Company") entered into a Settlement Agreement and Release (the "Settlement Agreement"), with Richard Davis, the Chief Executive Officer and a Director of the Company, and a Subscription Agreement with Dror Svorai for the purchase of 1,000,000 shares of restricted Series A Preferred Supermajority voting stock (“Series A Preferred”). The Series A Preferred now owned by Dror Svorai means that he has that number of votes (identical in every other respect to the voting rights of the holders of common stock entitled to vote at any Regular or Special Meeting of the Shareholders) equal to that number of common shares which is not less than 60% of the vote required to approve any action which Florida law provides may or must be approved by vote or consent of the holders of the holders of common shares or the holders of other securities entitled to vote, if any. This effectively means that Mr. Svorai has the power to vote 60% of the registrant’s equity as of November 30, 2017 on a fully diluted basis.

Pursuant to the Settlement Agreement, on November 27, 2017 Mr. Davis resigned as CEO and Director of the Company, as did Officers and Directors Al Rushing and Michael Rushing. Their resignations were not the result of any disagreement with the policies, practices or procedures of the Company. Their resignations are effective 10 days following the mailing of this notice to shareholders pursuant to Schedule 14f-1.

In connection with this change in control, the Board of Directors also approved the resignation of the Officers Al Rushing (VP, COO, Secretary and Director) and Michael Rushing (VP of Sales and Director) effective on the tenth day following our mailing of this Information Statement to our stockholders, which will be mailed on or about December 12, 2017. The resignation of all of the Officers and Directors of the Registrant was in connection with a change in control of the Company.

As a result of the closing of the Subscription Agreement, Dror Svorai effectively holds 1,000,000 shares of Series A Preferred, effectively voting 60.0% of the Company’s outstanding capital stock, resulting in a change in control of the Company.

Mr. Svorai will appoint an entire Board of Directors of the Company on or before 10 days after the Registrant has both (1) filed this Information Statement with the Securities and Exchange Commission (the "SEC") and (2) delivered the Information Statement to the Registrant’s stockholders as of the effectiveness of their election, and at the time of such appointment, the Company will provide detailed information on the new Board of Directors in an 8-K Current Report.

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THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of Dror Svorai to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On November 30, 2017 there were 2,614,642 shares of common stock, no par value, issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of November 30, 2017 concerning shares of common and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock and preferred stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group. The percentage of shares beneficially owned is based on 2,614,642 shares of common stock outstanding as of November 30, 2017.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Fully Diluted Voting Percentage (2)
Richard Davis Metairie, LA 34476 CEO, President, Director (3)(4)	-	-
Al Rushing Tampa, FL 33634 Vice President, COO, Secretary and Director (3)	-	-
Michael Rushing Tampa, FL 33634 VP of Sales and Director (3)	-	-
Crown Bridge Partners, LLC New York, NY 10065	169,000 Common	6.464%
James Cruz Clark, NJ 07066	150,000 Common	5.737%
Eagle Equities, LLC New Haven, CT 06511	167,540 Common	6.408%
Fong Tse Monterey Park, CA 91754	162,5000 Common	6.215%
Dror Svorai Miami, FL 33160	1,000,000 Series A Preferred	60.0% (5)
Departing Directors and Officers as a Group	-	-

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All directors and executive officers as a group (person)

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 2,614,642 votes of Common Stock outstanding.
(3)	Resigned on November 27, 2017, effective Ten (10) Days following the mailing of this 14-F.
(4)	Richard Davis cancelled 637,500 shares of common stock on November 27, 2017 pursuant to the Settlement Agreement with the Company. On November 30, 2017 he owned zero shares of common stock.
(5)	His ownership of Series A Preferred allows Mr. Svorai to a vote equal to that number of common shares which is not less than 60% of the vote.

DIRECTORS AND EXECUTIVE OFFICERS

New Directors

Mr. Svorai will appoint an entire Board of Directors of the Company on or before 10 days after the Registrant has both (1) filed this Information Statement with the Securities and Exchange Commission (the "SEC") and (2) delivered the Information Statement to the Registrant’s stockholders as of the effectiveness of their election, and at the time of such appointment, the Company will provide detailed information on the new Board of Directors in an 8-K Current Report.

Audit Committee

We do not have an audit committee.

Audit Committee Financial Expert

We do not have an “audit committee financial expert” as defined by Item 401(h) in Regulation S-K as promulgated by the Securities and Exchange Commission.

Compensation Committee

We do not have a compensation committee.

Nominating Committee

We do not have a nominating committee.

Code of Ethics

We do not have a code of ethics but we plan to adopt one in the near future.

Board Leadership Structure and Role in Risk Oversight

Our board of directors has overall responsibility for risk oversight. The board’s role in the risk oversight of the Company includes, among other things:

☐	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

☐	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

☐	reviewing annually the independence and quality control procedures of the independent auditors;

☐	reviewing and approving all proposed related party transactions;

☐	discussing the annual audited financial statements with the management;

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☐	meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding common stock, or any member of the immediate family of any such person have, to the knowledge of the Company, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect the Company.

Independence of Management

Except as set forth above, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Transactions with Promoters

There have been no transactions between the Company and promoters during the last fiscal year.

Except as disclosed above, no executive officer, director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

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EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to officers during the fiscal years ended December 31, 2016, 2015 and 2014. The table sets forth this information for Rich Cigars, Inc. including salary, bonus, and certain other compensation to the named executive officers for the past three fiscal years.

Name & Position	Year	Contract Payments ($)	Bonus ($)	Stock awards (1) (2)(3)(4)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Richard Davis, President/CEO, Director*	2014	0	0	0	0	0	0	0	$0
	2015	0	0	(37,500)	0	0	0	$2,678	$(1,072)
	2016	0	0	0	0	0	0	91,896	$91,896

Alfred Rushing, COO, V.P., Secretary & Director*	2014	0	0	0	0	0	0	0	$0
	2015	0	0	(37,500)	0	0	0	0	$(3,750)
	2016	0	0	0	0	0	0	0	$0

Michael Rushing, V.P. of Sales & Director*	2014	0	0	125,000	0	0	0	0	$12,500
	2015	0	0	0	0	0	0	0	$0
	2016	0	0	0	0	0	0	0	$0

Reginald Saunders, S.V.P. of Marketing and Entertainment & Director#	2014	0	0	0	0	0	0	0	0
	2015	7,500 (4)	0	75,000	0	0	0	0	$7,500
	2016	0	0	0	0	0	0	0	$0

(1)     Accrued consulting

(2)     In exchange for accruals

(3)     @ $0.10 per share

(4)     Mr. Saunders was issued 75,000 shares of common stock, pursuant to his Marketing Services Agreement dated August 18, 2015. The shares were reallocated from Alfred Rushing and Richard Davis.

*Resigned as of November 27, 2017, effective Ten (10) days following the mailing of this 14-F.

#Mr. Saunders resigned as of April 14, 2017.

Employment Agreements

Currently, we have no employment agreements or other agreements with any of our executive officers or employees.

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Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Compensation of Directors

None.

Option Grants Table

There were no individual grants or stock options to purchase our common stock made to the executive officer named in the Executive Compensation Table through December 31, 2016.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during the fiscal year ended December 31, 2016, by the executive officer named in the Executive Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Legal Proceedings

None.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Rich Cigars, Inc.

/s/ Richard Davis

By: Richard Davis

Chief Executive Officer

Date: December 12, 2017

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